UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 26, 2020

XILINX, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-18548	77-0188631
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2100 Logic Drive,
San Jose,
California	95124
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 559-7778

 (Former name or former address, if changed since last report: N/A)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	XLNX	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

On October 26, 2020, Xilinx, Inc., a Delaware corporation (“Xilinx”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Advanced Micro Devices, Inc., a Delaware corporation (“AMD”), Thrones Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AMD (“Merger Sub”), and Xilinx, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Xilinx (the “Merger”), with Xilinx surviving such Merger as a wholly owned subsidiary of AMD.

Merger Consideration

Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Xilinx (the “Xilinx Common Stock”) issued and outstanding immediately prior to the Effective Time (other than treasury shares and any shares of Xilinx Common Stock held directly by AMD or Merger Sub) will be converted into the right to receive 1.7234 (the “Exchange Ratio”) fully paid and non-assessable shares of common stock, par value $0.01 per share, of AMD (the “AMD Common Stock”) and, if applicable, cash in lieu of fractional shares, subject to any applicable withholding.

At the Effective Time, (i) all Xilinx restricted stock units (“Xilinx RSUs”) with vesting criteria based on continuing service that are outstanding and held by employees of Xilinx as of immediately prior to the Effective Time will be automatically converted into restricted stock units denominated in shares of AMD Common Stock based on the Exchange Ratio, (ii) all Xilinx RSUs with performance-based vesting criteria that are outstanding and held by employees of Xilinx as of immediately prior to the Effective Time, after giving effect to Xilinx’s determination, based on actual, or, in the event consummation of the Merger occurs during or after Xilinx’s fiscal year 2022, the greater of target-level and actual, performance through a date that is not less than ten Business Days prior to the Effective Time, of Xilinx RSUs earned, will be (to the extent earned) automatically converted into restricted stock units denominated in shares (as defined in the Merger Agreement) of AMD Common Stock based on the Exchange Ratio and all unearned performance-based Xilinx RSUs forfeited, (iii) all Xilinx options held by employees of Xilinx that are outstanding as of immediately prior to the Effective Time (if any) will be automatically converted into options to acquire a number of shares of AMD Common Stock determined based on the Exchange Ratio (with the exercise price being adjusted based on the Exchange Ratio) and (iv) all Xilinx options and Xilinx RSUs held by non-employee members of Xilinx’s board of directors shall accelerate in full and, in the case of Xilinx RSUs, become settled. Aside from the foregoing adjustments, the awards will generally remain subject to the same vesting and other terms and conditions that applied to the awards immediately prior to the Effective Time.

Post-Closing Governance

AMD has agreed to add at least two members of Xilinx’s board of directors to AMD’s board of directors at the closing of the Merger. The two directors will be selected by AMD’s board of directors, each of whom must qualify as an “independent director” under applicable rules and regulations of the Nasdaq Global Select Market (“Nasdaq”), and AMD has agreed to nominate them for reelection at AMD’s first annual stockholders meeting that occurs after the closing.

Conditions to the Merger

The obligation of Xilinx and AMD to consummate the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of a number of customary conditions, including: (i) the adoption of the Merger Agreement by Xilinx’s stockholders; (ii) approval of the issuance of shares of AMD Common Stock in the Merger by AMD’s stockholders; (iii) AMD’s registration statement on Form S-4 to be filed in connection with the Merger having become effective, and the shares of AMD Common Stock issuable in the Merger having been approved for listing on the Nasdaq; (iv) the expiration of any applicable waiting period, the absence of any pending agreement between AMD and any governmental entity not to close, and receipt of any required approvals under the antitrust laws of the United States and certain foreign jurisdictions; (v) the absence of laws or orders restraining the consummation of the Merger; (vi) the representations and warranties of Xilinx and AMD being true and correct, subject to the materiality standards contained in the Merger Agreement, and Xilinx and AMD having complied in all material respects with their respective obligations under the Merger Agreement; (vii) the absence of any effects that have constituted or resulted in, or would reasonably be expected to constitute or result in, a material adverse effect for Xilinx or AMD; and (viii) the receipt by Xilinx and AMD of certain closing tax opinions.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties given by Xilinx, AMD and Merger Sub. AMD and Xilinx have also each made customary covenants in the Merger Agreement, including covenants by each of the parties relating to conduct of their business prior to the closing of the Merger. Pursuant to the Merger Agreement, following the issuance of any dividend in respect of the third quarter of Xilinx’s fiscal 2021 year, Xilinx is required to suspend its dividend until a date that is at least 12 months after the signing date. The parties have generally agreed to use their respective reasonable best efforts to complete the Merger, including to obtain the required regulatory approvals for the transaction, and AMD has agreed, if required, to make divestitures or to accept changes or restrictions on its current or future business operations, so long as such actions would not reasonably be expected to have a materially adverse effect on (i) Xilinx and its subsidiaries (taken as a whole) or (ii) AMD and its subsidiaries (taken as a whole), but for purposes of this clause (ii), deemed to be the same size as Xilinx and its subsidiaries (taken as a whole).

The Merger Agreement also contains reciprocal covenants by Xilinx and AMD not to solicit or participate in any discussions or negotiations with any person making an inquiry or proposal for an alternative transaction, and requiring Xilinx’s and AMD’s respective boards of directors to recommend the transaction-related proposals to their stockholders, in each case subject to certain exceptions. Prior to the approval of the transaction-related proposals by their stockholders, the boards of directors of Xilinx and AMD, as applicable, may change their recommendation in response to an unsolicited proposal for an alternative transaction, if the board of directors determines that the proposal constitutes a “Company Superior Proposal” or “Parent Superior Proposal” (each as defined in the Merger Agreement), as applicable, and that failure to take such action would reasonably be expected to be inconsistent with their fiduciary duties to their stockholders under applicable law, subject to complying with certain procedures set forth in the Merger Agreement. Prior to the approval of the transaction-related proposals by their stockholders, Xilinx’s and AMD’s respective boards of directors may also change their recommendation if a “Company Intervening Event” or “Parent Intervening Event” (each as defined in the Merger Agreement), as applicable, occurs, and the applicable board of directors determines, after consultation with its outside legal counsel and financial advisor, that failing to change its recommendation would be reasonably likely to be inconsistent with their fiduciary duties, subject to complying with certain procedures set forth in the Merger Agreement.

Termination and Termination Fees

The Merger Agreement contains customary mutual termination rights for Xilinx and AMD, including if the Merger is not completed by October 26, 2021 (subject to automatic extension first to January 26, 2022 and then to April 26, 2022, in each case, to the extent the regulatory closing conditions remain outstanding) (the “Outside Date”), and if either of the required stockholder approvals is not obtained. The Merger Agreement also contains customary termination rights for the benefit of each party, including (i) if the board of directors of the other party changes its recommendation, (ii) if the board of directors of such party authorizes entry into a definitive agreement relating to a superior proposal and (iii) if the other party breaches its representations, warranties or covenants under the Merger Agreement in a way that would result in a failure of its condition to closing being satisfied (subject to certain procedures and cure periods).

Under the Merger Agreement, Xilinx will be required to pay a termination fee to AMD equal to $1 billion if the Merger Agreement is terminated in certain circumstances, including if the Merger Agreement is terminated because Xilinx’s board of directors has changed its recommendation. AMD will be required to pay a termination fee to Xilinx equal to $1.5 billion if the Merger Agreement is terminated in certain circumstances, including if the Merger Agreement is terminated because AMD’s board of directors has changed its recommendation. AMD will be required to pay a termination fee equal to $1 billion if the Merger Agreement is terminated in certain circumstances related to the failure to obtain required regulatory approvals prior to the Outside Date.

Additional Information

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. A copy of the Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any factual information about Xilinx or AMD.

The Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by stockholders, or any individual or other entity other than the parties. In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, Xilinx undertakes no obligation to update such information.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On and effective as of October 26, 2020, the board of directors of Xilinx amended and restated Xilinx’s Bylaws (the “Amended Bylaws”) to designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain proceedings relating to Xilinx.

The foregoing summary of the Amended Bylaws is qualified in its entirety by reference to, and should be read in conjunction with, the complete text of the Amended Bylaws, which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure

On October 27, 2020, Xilinx issued a joint press release with AMD announcing the Merger Agreement.   The full text of the joint press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Important Information about the Merger and Where to Find It

In connection with the proposed transaction, Advanced Micro Devices, Inc. (“AMD”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Xilinx, Inc. (“Xilinx”) and AMD and that will constitute a prospectus with respect to shares of AMD’s common stock to be issued in the proposed transaction (“Joint Proxy Statement/Prospectus”). Each of Xilinx and AMD may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Xilinx or AMD may file with the SEC. INVESTORS, XILINX STOCKHOLDERS AND AMD STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Xilinx stockholders and AMD stockholders will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents containing important information about Xilinx, AMD and the proposed transaction that are or will be filed with the SEC by Xilinx or AMD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by AMD will also be available free of charge on AMD’s website at ir.AMD.com or by contacting AMD’s Corporate Secretary by email at Corporate.Secretary@AMD.com. Copies of the documents filed with the SEC by Xilinx will also be available free of charge or by contacting Xilinx’s investor relations department at the following:

Xilinx, Inc.

2100 Logic Drive

San Jose, California 95124

Attention: Investor Relations

(408) 559-7778

ir@xilinx.com

www.investor.xilinx.com

Participants in the Solicitation

Xilinx or AMD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Xilinx’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in Xilinx’s proxy statement for its 2020 annual meeting of stockholders which was filed with the SEC on June 19, 2020. Information regarding AMD’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in AMD’s proxy statement for its 2020 annual meeting of stockholders which was filed with the SEC on March 26, 2020. Additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Xilinx and AMD directors and executive officers in the transaction, which may be different than those of Xilinx and AMD stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and any other relevant documents that are or will be filed with the SEC relating to the transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Xilinx’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Xilinx and AMD, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Xilinx’s and AMD’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Xilinx and AMD; (iii) the impact of the COVID-19 pandemic on Xilinx’s business and general economic conditions; (iv) Xilinx’s ability to implement its business strategy; (v) pricing trends, including Xilinx’s and AMD’s ability to achieve economies of scale; (vi) potential litigation relating to the proposed transaction that could be instituted against Xilinx, AMD or their respective directors; (vii) the risk that disruptions from the proposed transaction will harm Xilinx’s or AMD’s business, including current plans and operations; (viii) the ability of Xilinx or AMD to retain and hire key personnel; (ix) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (x) uncertainty as to the long-term value of AMD common stock; (xi) legislative, regulatory and economic developments affecting Xilinx’s and AMD’s businesses; (xii) general economic and market developments and conditions; (xiii) the evolving legal, regulatory and tax regimes under which Xilinx and AMD operate; (xiv) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Xilinx’s and/or AMD’s financial performance; (xv) restrictions during the pendency of the proposed transaction that may impact Xilinx’s or AMD’s ability to pursue certain business opportunities or strategic transactions; (xvi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Xilinx’s and AMD’s response to any of the aforementioned factors; (xvii) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto; (xviii) Xilinx’s ability to provide a safe working environment for members during the COVID-19 pandemic; and (xix) failure to receive the approval of the stockholders of AMD and/or Xilinx. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Xilinx’s or AMD’s consolidated financial condition, results of operations, or liquidity. Neither Xilinx nor AMD assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01 Financial Statements and Exhibits

(d)       Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of October 26, 2020, by and among Advanced Micro Devices, Inc., Thrones Merger Sub, Inc. and Xilinx, Inc.*
3.1	Bylaws of Xilinx, Inc., as amended effective as of October 26, 2020
99.1	Joint Press Release of Xilinx, Inc. and Advanced Micro Devices, Inc. dated October 27, 2020
104	Cover Page Interactive Data File (the Cover Page XBRL tags are embedded within the Inline XBRL document)

*Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

XILINX, INC.

Date: October 27, 2020	By:	/s/ Victor Peng
Victor Peng
President and Chief Executive Officer